VIA EDGAR

February 3, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Linda VanDoorn

Senior Assistant Chief Accountant

Re:

Oppenheimer Holdings Inc.

Form 10-K for the Year ended December 31, 2007

Form 10-Q for the Quarters ended March 31, 2008, June 30, 2008, and

September 30, 2008

File No. 001-12043

Dear Sirs:

We are in receipt of a follow-up comment letter from the United States Securities and Exchange Commission (“SEC”), Division of Corporate Finance dated January 26, 2009 with respect to Oppenheimer Holdings Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. The Company’s responses follow the numbered points in the comment letter.

Form 10-Q for the quarter ended June 30, 2008

Credit Concentrations, page 19

1.

We have read and considered your response to comment eight. Please confirm that in future filings you will explain how the excess retention exposure is determined and recognized within your financial statements as you have indicated in your response. The disclosure should be expanded to clarify that mark-to-market is determined based on the fair value of the underlying loan commitment.

2.

Please clarify whether the company has loan commitments in addition to those related to its Loan Syndications through the Debt Capital Markets business acquired from CIBC, and if so clarify how those commitments are accounted for.

Response:

In future filings, the Company will explain how the excess retention exposure is determined and recognized within the financial statements and will expand the disclosure to clarify that mark-to-market is determined based on the fair value of the underlying loan commitment.

At June 30, 2008, the Company did not have any loan commitments in addition to those related to its Loan Syndications through the Debt Capital Markets business acquired from CIBC. If, in future reporting periods the Company has loan commitments in addition to those related to its Loan Syndications, it will disclose such commitments in future filings for the applicable reporting periods.

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Should you have further questions or comments, do not hesitate to contact the undersigned.

Yours truly,

Oppenheimer Holdings Inc.

E.K. Roberts,

President and Treasurer

(Chief Financial Officer)

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